

17010616

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2016

OR

❑ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________________ to ____________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Middle River Aircraft Systems Hourly Savings Plan
GE Aviation, General Electric Company
One Neumann Way 501
Cincinnati, OH 45215

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
41 Farnsworth Street
Boston, MA 02210

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(The Middle River Aircraft Systems Hourly Savings Plan)

Date June 14, 2017

[signature] / Carol Price

(Signature)* / Carol Price
Name: Chris Grzymala / Lead Benefits Specialist
Title: Controller

**Print name and title of the signing official under the signature.*

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

December 31, 2016 and 2015

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
515 Broadway
Albany, NY 12207-2974

Report of Independent Registered Public Accounting Firm

Plan Administrator
The Middle River Aircraft Systems Hourly Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Middle River Aircraft Systems Hourly Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedules, schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2016 and schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2016, have been subjected to audit procedures performed in conjunction with the audit of the Plan's 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2016 and schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2016 are fairly stated in all material respects in relation to the 2016 financial statements as a whole.

KPMG LLP

Albany, New York
June 14, 2017

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2016 and 2015

	2016	2015
Assets:		
Investments at fair value (notes 3 and 4)	$ 23,452,562	$ 22,203,065
Notes receivable from participants	1,050,874	1,020,907
Accrued dividends and interest	50,045	46,141
Total assets	24,553,481	23,270,113
Liabilities:		
Payable for excess contributions	—	6,999
Net assets available for plan benefits	$ 24,553,481	$ 23,263,114

See accompanying notes to financial statements.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2016 and 2015

	2016	2015
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$ 724,668	$ 923,759
Dividend and interest income	523,959	474,607
	1,248,627	1,398,366
Interest on notes receivable from participants	42,999	37,922
Contributions:		
Employee	1,401,458	1,401,824
Employer	446,518	485,103
	1,847,976	1,886,927
Total additions	3,139,602	3,323,215
Deductions from net assets attributed to:		
Benefits paid to participants	1,843,813	1,849,319
Expenses and loan fees	5,422	5,866
Total deductions	1,849,235	1,855,185
Net increase	1,290,367	1,468,030
Net assets available for plan benefits at:		
Beginning of year	23,263,114	21,795,084
End of year	$ 24,553,481	$ 23,263,114

See accompanying notes to financial statements.

(1) Description of the Plan

The Middle River Aircraft Systems Hourly Savings Plan (the "Plan") is a defined contribution plan sponsored by MRA Systems, LLC (the "Company"), formerly MRA Systems, Inc., an affiliate of General Electric Company ("GE"). The Plan is for employees covered by collective bargaining agreements after completing ninety days of service ("participant"). Effective December 16, 2015, the Company changed its name to MRA Systems, LLC. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Ascensus Trust Company (the "Trustee") is the Plan's custodian and trustee, and Mid-Atlantic Trust Company is the sub-custodian with respect to the GE Common Stock Fund and the Synchrony Stock Fund, until the date of its liquidation in November 2016. Ascensus, Inc. ("Ascensus") is the recordkeeper for the Plan. Evercore Trust Company, N.A. ("Evercore") was the independent fiduciary and investment manager for the Synchrony Stock Fund.

On July 1, 2016, GE completed the sale of GE Asset Management Incorporated ("GEAM") to State Street Corporation. Funds previously managed by GEAM are now advised by State Street Global Advisors ("SSGA"). The investment objectives and policies of the funds did not change as a result of this transaction.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in The Middle River Aircraft Systems Hourly Savings Plan Document. Information concerning the Plan, including benefits and vesting provisions, is also included in the Summary Plan Description ("SPD") and other material distributed to participants.

Employee Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund is invested primarily in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Common Stock Fund's estimated liquidity needs.

(b) State Street Institutional Income Fund, formerly GE Institutional Income Fund – This fund managed by SSGA seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(c) State Street Institutional U.S. Equity Fund, formerly GE Institutional U.S. Equity Fund – This fund managed by SSGA seeks long-term growth of capital and income by investing at least 80% of its net assets in equity securities of U.S. companies, such as common and preferred stock.

(d) State Street Institutional Strategic Investment Fund, formerly GE Institutional Strategic Investment Fund – This fund managed by SSGA seeks maximum total return (total return includes both income and capital appreciation) by investing primarily in a combination of U.S. and Non-U.S. equity and debt securities and cash.

(e) Harbor International Fund – This fund invests primarily in common and preferred stocks of foreign large cap companies, including those located in countries with emerging markets.

(f) American Funds Growth Fund of America – This fund seeks growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(g) American Funds New Perspective Fund – This fund seeks long-term growth of capital and future income as its secondary objective. The fund normally invests in stocks of companies located around the world to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships.

(h) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase. This fund was an investment option through March 3, 2016.

(i) Vanguard Institutional Index Fund – This fund seeks to track the performance of the S&P 500 Index (the "Index"). The fund invests primarily in stocks in the Index in proportion to their weightings in the Index.

(j) Vanguard Target Retirement Funds – The Vanguard Target Retirement Funds are a series of registered investment companies ("mutual funds") that separately invest in up to five other Vanguard mutual funds. Because they invest in other mutual funds, rather than individual securities, each fund is considered a "fund of funds". The suite of Target Retirement Funds include the following:

Vanguard Target Retirement Income Fund
Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2040 Fund
Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Fund
Vanguard Target Retirement 2055 Fund
Vanguard Target Retirement 2060 Fund

The Vanguard Target Retirement Income Fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement. The other Vanguard Target Retirement Funds invest in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of the target year. These funds' asset allocations will become more conservative over time as the target retirement date draws closer.

(k) Synchrony Stock Fund – The Synchrony Stock Fund was established on November 24, 2015 as a temporary investment option in connection with GE's one-time offer in 2015 to exchange shares of Synchrony Financial common stock for shares of GE common stock. The Synchrony Stock Fund invested at least 95% of its assets in Synchrony Financial common stock, with the remainder held in cash or cash equivalents to provide for the Synchrony Stock Fund's estimated liquidity needs. As required by the terms of the Plan, the Synchrony Stock Fund was liquidated following the one-year anniversary of its establishment and eliminated.

(l) Galliard Capital Management Stable Value Fund ("Stable Value Fund") – This collective trust fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

(m) Stephens Mid Cap Growth Fund – This fund seeks long-term growth of capital. The fund invests at least 80% of its net assets primarily in common stock of U.S. companies with medium market capitalizations. This fund became an investment option on March 4, 2016.

(n) Vanguard Total Bond Market Index Admiral Fund – This fund seeks to track the performance of a benchmark index by investing in a wide spectrum of public, investment-grade, taxable fixed income securities in the United States. At least 80% of the fund's assets will be invested in bonds held by the index. This fund became an investment option on March 4, 2016.

(o) Vanguard Extended Market Index Admiral Fund – This fund seeks to track the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks. This fund became an investment option on March 4, 2016.

(p) Vanguard Total International Stock Index Admiral Fund – This fund seeks to track the performance of a benchmark index by investing in stocks issued by companies located in developed and emerging markets, excluding the United States. The index includes approximately 5,500 stocks located in 46 countries. This fund became an investment option on March 4, 2016.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants.

Participants may elect to defer up to 17% of their eligible compensation on a pre-tax or after-tax basis subject to limitations imposed by law. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

The United States Internal Revenue Code ("IRC") limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $18,000 in 2016 and 2015. For participants who were at least age 50 during the year, the limit was generally $24,000 in 2016 and 2015.

Employer Contributions

The Plan generally provides for employer matching contributions in an amount equal to 50% of participant contributions for eligible employees of up to 6% of their eligible compensation. Effective January 1, 2013, the Plan was amended to give certain eligible employees hired or rehired on or after January 1, 2013 a Company Retirement Contribution ("CRC"), equal to 3% of eligible compensation. In addition, for certain eligible employees hired or rehired on or after January 1, 2013, the Plan was amended to provide employer matching contributions of 50% of participant contributions up to 8% of eligible compensation.

Vesting

Participants are immediately fully vested in their employee contributions, any employer matching contributions and related investment results. Participants receiving CRCs and related earnings become 100% vested in the contributions when they reach age 65 while employed with the Company or after reaching 3 years of eligible service.

Participant Accounts

Each participant's account is credited with the participant's contributions and CRCs (as applicable) and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts (except with respect to amounts attributable to any CRCs, which are not available for loans). Subject to certain IRC and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from any plan sponsored by the Company, GE or any of its affiliates during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The term of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant's account. The interest rate applicable to participant notes receivable is 1% above the prime interest rate in effect as of the last business day before the loan is requested. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the principal amount with written notice and without penalty.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.

Payment of Benefits

Participants' withdrawals are permitted under the plan subject to certain restrictions. Participants are allowed to withdraw all or a portion of their after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. Employer matching contributions and CRCs may not be withdrawn while a participant is employed by the Company prior to age 70½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, and after-tax contributions and rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from making contributions to the Plan for six months after the hardship distribution.

On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, installment payments, or a direct rollover.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2(f)). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the statement of changes in net assets available for plan benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Earnings from the Stable Value Fund are reinvested in the fund and reflected in dividends and interest.

(c) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include common stock, registered investment companies and interest-bearing cash.

See note 4 for additional information.

(d) Notes Receivable from Participants

Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(e) Payment of Benefits

Benefit payments are recorded when paid to participants.

(f) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's Trustee out of the respective participant's investment fund's assets.

(g) Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3) Investments

The Plan's investments at December 31, 2016 and 2015 follow.

	2016	2015
Common stock	$ 5,930,659	$ 5,831,302
Registered investment companies	10,951,176	10,232,201
Interest-bearing cash	333,852	202,307
Stable value fund	6,236,875	5,937,255
Total investments	$ 23,452,562	$ 22,203,065

The Plan holds investments in a Stable Value Fund, which consists primarily of a security-backed contract issued by an insurance company. A security-backed contract is an investment contract issued by an insurance company or other financial institutions, backed by a portfolio of bonds. The Stable Value Fund also invests in a collective trust fund which also utilizes security-backed contracts. In addition, the fund holds a position in a daily short-term investment fund.

All security-backed contracts held by the Stable Value Fund are fully benefit responsive, which means that withdrawals from these investment contracts are required to be made at contract value for qualifying benefit payments, including participant-directed transfers.

Security-backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract, and adjustment to contract value. The security-backed contract cannot credit an interest rate that is less than zero percent. The contract rate resets periodically, normally each quarter or semi-annually, using end-of-period data.

The net value of the Stable Value Fund is calculated daily and net investment income and realized and unrealized gains on investments are not distributed but rather reinvested and reflected in the net asset of the Stable Value Fund. Units of the fund are issued and redeemed at the current net asset value.

(4) Fair Value Measurements

The Plan's investments measured at fair value on a recurring basis at December 31, 2016 follow.

	Level 1	Level 2	Level 3	Total
Common stock	$ 5,930,659	$ —	$ —	$ 5,930,659
Registered investment companies	10,951,176	—	—	10,951,176
Interest-bearing cash	333,852	—	—	333,852
	$ 17,215,687	$ —	$ —	17,215,687
Stable value funds [a]				6,236,875
Total investments				$ 23,452,562

The Plan's investments measured at fair value on a recurring basis at December 31, 2015 follow.

	Level 1	Level 2	Level 3	Total
Common stock	$ 5,831,302	$ —	$ —	$ 5,831,302
Registered investment companies	10,232,201	—	—	10,232,201
Interest-bearing cash	202,307	—	—	202,307
	$ 16,265,810	$ —	$ —	16,265,810
Stable value funds [a]				5,937,255
Total investments				$ 22,203,065

[a] The Stable Value Fund has been measured at net asset value per share (or its equivalent) and has not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the statements of net assets available for plan benefits.

Transfers in and out of levels are considered to occur at the beginning of the period. There were no transfers during 2016 or 2015.

As discussed in Note 1(a) and Note 1(k), respectively, the GE Common Stock Fund and the Synchrony Stock Fund, until the date of its liquidation, are unitized funds that consist of GE common stock or Synchrony Financial common stock with a small portion of the fund held in cash or other short-term investments which are assets of the Plan. All are included in the fair value measurements table as Level 1 investments.

The following table summarizes the investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	2016	2015	Redemption Frequency	Redemption Notice period
Stable Value Fund	$ 6,236,875	$ 5,937,255	Daily	12 months

(5) Risk and Uncertainties

The Plan offers a number of investment options including the GE Common Stock Fund and a variety of investment funds, consisting of registered investment companies and a stable value fund. The registered investment companies invest in U.S. equities, international equities and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the statements of net assets available for plan benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund and the Synchrony Stock Fund (liquidated in November 2016), each of which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

Through the date of the sale of GEAM to State Street Corporation, certain investments of the Plan were shares of registered investment companies that were advised by GEAM and distributed by GE Investment Distributors, Inc. GEAM provided investment advisory services for certain investments in the Plan. Other investments in the Plan are investment funds comprised of shares of common stock issued by GE or issued by Synchrony Financial (liquidated in November 2016).

Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company and stable value fund operating expenses, which include expenses paid to GEAM, reduce the respective fund's assets and are reflected in the fund's share/unit price and dividends.

In addition to the recordkeepers, trustees and custodians of the Plan, which are mentioned in note 1, KPMG LLP, the auditor of the Plan's financial statements, is also a party in interest as defined by ERISA.

(7) Tax Status

The Internal Revenue Service has notified the Company by a letter dated September 30, 2013, that the Plan is qualified under the appropriate sections of the IRC and that the related trust is tax-exempt. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's counsel believe that the Plan's current design and operations comply in all material respects with the applicable requirements of the IRC, and that the letter remains valid.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. For the years ended December 31, 2016 and 2015, the Plan has not recognized a tax liability (or asset) related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

(8) Plan Amendments

Effective January 1, 2017, the Plan was amended to reduce the waiting period to become eligible from 90 days to 30 days. In addition, new hires are automatically enrolled once the 30 day period has been satisfied.

(9) Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 14, 2017, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

(10) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until offset against plan assets.

A reconciliation of total investments per the financial statements at December 31, 2016 and 2015 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2016	2015
Total investments at fair value per financial statements	$ 23,452,562	$ 22,203,065
Notes receivable from participants	1,050,874	1,020,907
Deemed distributions	(3,423)	(3,423)
Total notes receivable per Form 5500	1,047,451	1,017,484
Total investments per Form 5500	$ 24,500,013	$ 23,220,549

A reconciliation of deductions per the financial statements for the years ended December 31, 2016 and 2015 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2016	2015
Total deductions from net assets per financial statements	$ 1,849,235	$ 1,855,185
Changes in deemed distributions	—	(1,751)
Corrective distributions	—	6,999
Total expenses per Form 5500	$ 1,849,235	$ 1,860,433

A reconciliation of amounts per the financial statements at and for the years ended December 31, 2016 and 2015 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2016	2015
Net assets available for plan benefits per financial statements	$ 24,553,481	$ 23,263,114
Deemed distributions	(3,423)	(3,423)
Net assets available for plan benefits per Form 5500	$ 24,550,058	$ 23,259,691
Total net increase per financial statements	$ 1,290,367	$ 1,468,030
Adjustment for prior year fully benefit-responsive investment contracts	—	(117,700)
Changes in deemed distributions	—	1,751
Total net income per Form 5500	$ 1,290,367	$ 1,352,081

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value**
*	GE Common Stock	Common stock, 187,679 shares	$ 5,930,659
	State Street Institutional Income Fund	Registered investment company, 136,032 shares	1,271,897
	State Street Institutional U.S. Equity Fund	Registered investment company, 61,296 shares	795,007
	State Street Institutional Strategic Investment Fund	Registered investment company, 80,167 shares	936,347
	Harbor International Fund	Registered investment company, 14,314 shares	836,096
	American Funds Growth Fund of America	Registered investment company, 21,067 shares	885,871
	American Funds New Perspective Fund	Registered investment company, 8,024 shares	283,489
	Vanguard Institutional Index Fund	Registered investment company, 19,408 shares	3,955,955
	Vanguard Target Retirement Income Fund	Registered investment company, 181 shares	2,321
	Vanguard Target Retirement 2015 Fund	Registered investment company, 29 shares	420
	Vanguard Target Retirement 2020 Fund	Registered investment company, 12,230 shares	345,626
	Vanguard Target Retirement 2025 Fund	Registered investment company, 27,895 shares	456,081
	Vanguard Target Retirement 2030 Fund	Registered investment company, 2,120 shares	61,890
	Vanguard Target Retirement 2035 Fund	Registered investment company, 3,245 shares	57,566
	Vanguard Target Retirement 2040 Fund	Registered investment company, 616 shares	18,618
	Vanguard Target Retirement 2045 Fund	Registered investment company, 1,862 shares	35,177
	Vanguard Target Retirement 2050 Fund	Registered investment company, 1,347 shares	40,920
	Vanguard Target Retirement 2055 Fund	Registered investment company, 554 shares	18,222
	Vanguard Target Retirement 2060 Fund	Registered investment company, 202 shares	5,858
	Galliard Capital Management Stable Value Fund	Stable value fund, 256,257 shares	6,236,875
	Stephens Mid Cap Growth Fund	Registered investment company, 46,986 shares	859,374
	Vanguard Total Bond Market Index Admiral Fund	Registered investment company, 4,781 shares	50,918
	Vanguard Extended Market Index Admiral Fund	Registered investment company, 461 shares	33,523
*	Mid-Atlantic Capital Group	Interest-bearing cash	333,852
	Total investments at current value		23,452,562
*	Notes receivable from participants (145 loans with interest rates from 4.25% to 8.25% from 1 month to 14 years)		1,047,451
	Total Assets (Held at End of Year)		$ 24,500,013

* Party in interest as defined by ERISA.
** Cost omitted for participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

THE MIDDLE RIVER AIRCRAFT SYSTEMS
HOURLY SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year Ended December 31, 2016

Totals that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$ 67,023	$ —	$ 67,023	$ —	$ —

See accompanying Report of Independent Registered Public Accounting Firm.



KPMG LLP
515 Broadway
Albany, NY 12207-2974

Consent of Independent Registered Public Accounting Firm

The Middle River Aircraft Systems Hourly Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-42695, 333-155587 and 333-158069) on Form S-8 of General Electric Company of our report dated June 14, 2017, with respect to the statements of net assets available for plan benefits of The Middle River Aircraft Systems Hourly Savings Plan as of December 31, 2016 and 2015, the related statements of changes in net assets available for plan benefits for the years then ended, the supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2016 and the supplemental schedule H, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of The Middle River Aircraft Systems Hourly Savings Plan.

KPMG LLP

Albany, New York
June 14, 2017